Exhibit 99.1

 COMPANYpresentation  January 10, 2024  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this presentation when it discusses its value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, its capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern boarder of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority (including in its Annual Report on Form 20-F).   In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 Agenda  3  About Evogene  Annex I - Financial overview  Annex II - Evogene subsidiaries  Success Stories  Business Model  Summary

 Our Vision  4  DECODING BIOLOGY  Revolutionize the development of life-science based products, utilizing cutting edge computational biology technologies

 Life Science Product Development – Current State  5  Pharma Industry  Ag-chemicalsIndustry  Cost of developing a single pharmaceutical drug  Years to develop a new crop protection product  *https://www.forbes.com/sites/matthewherper/2017/10/16/the-cost-of-developing-drugs-is-insane-a-paper-that-argued-otherwise-was-insanely-bad/?sh=7533aa82d459; Phillips McDougall, 2016.  Low probability of success with high cost and long time-to-market   In the 1970’s  $180 million  In recent years  >$2 billion  1995: 8Y  2000: 9Y   2005-2018: 10Y  2010-2015: 11+Y

 The Ultimate Case of Finding the “Needle in the Haystack”  6  The challenge: finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria, to reach successful products  Agriculture  Pharma  Discovery  Optimization  Development  Regulation  ApprovedProduct

 Utilizing advanced computational biology technologies  to discover and optimize the most promising candidates addressing multiple development challenges towards successful life-science based products  The Opportunity  PHARMA & WELLNESS  AGRICULTURE & FOOD  Other Industries  Increase probability of success   Reduce time   Reduce cost   7

 Our Solution   8  platform  Incorporating deep scientific understanding with big data and advanced AI technologies, to successfully discover & guide the optimization of novel life-science based products  – Computational Predictive Biology  BIG DATA  BIOLOGY  AI  When Biology MeetsDisruptive Technologies

 Tailored AI Tech-Engines  9  The CPB platform directs and accelerates product discovery and optimization through dedicated AI Tech-Engines for products based on three core components:  Microbes  Small molecules   Genetic elements   MICROBES   GENETIC ELEMENTS  SMALL MOLECULES

 AI Tech-Engines to direct & accelerate product discovery & optimization   10  Discovery  Computational selection of the most promising candidates to initiate the product development process.  Optimization  Computational driven solution addressing optimization challenges for the selected candidates, without impairing their ability to address other product attributes.  Value proposition  Increase probability of success   Reducetime   Reduce  cost

 AI Tech-EngineDashboard(Example)  11

Potential Market Diversity

Structuring an '**ecosystem**' of diverse product types to be developed utilizing our ***AI Tech-Engines***

Potential Markets for *MicroBoost AI*
(Example)



Microbials for Crops
Therapeutic microbials
Food
Probiotics
Human & Animal Probiotics
Dietary Supplements
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Plastic Degradation
Chemicals
Source for Enzymes
Oil Spill Clearing
Wastewater Treatments

evogene DECODING BIOLOGY 12

 Agenda  13  Annex I – Financial overview  Annex II – Evogene subsidiaries  About Evogene  Success Stories  Business Model  Summary

Evogene's *AI Tech-Engines* - Potential Markets


CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
Microbials for crops
Therapeutic microbials
Food
Probiotics
Human & animal probiotics
Dietary supplements
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
Crop protection
Pharmaceuticals
Chemical stimulants
Advanced wound care
Animal healthcare
Medical device coating
Animal fertility
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
ChemPass AI
Flavors and Fragrances
Improved crops
Medical Cannabis
Gene therapy
Alternative food
Cell therapy
Diagnostics & precision medicine
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
GeneRator AI
Castor oil
Fragrances
Natural food coloring
Novel enzymes

evogene
DECODING BIOLOGY 14

 Business Strategy  15  Capture the value of our AI tech-engines as product-development enablers, through two types of business models:  Joint product development with leading companies utilizing Evogene’s unique tech-engines. Typically, the partner leads later-stage development and product commercialization.  Collaboration  A time-limited license grant to utilize one of Evogene’s tech-engines, to a third party for product development in a defined commercial field. In most cased the third party will be a subsidiary, or a related party, of Evogene.   Licensing

 16  Licensing  1 | Business Model   Licensing Evogene’s AI Tech-Engines to a third party (currently, all Evogene subsidiaries)   Potential revenue stream   License fees & R&D reimbursement   Dividends to Evogene as a shareholder   Significant one-time-payment upon an exit event*      Powered by:  *As long as Evogene remains a major shareholder

 Collaboration  2 | Business Model   17  Collaborations Driven by Evogene’s AI Tech-Engines with Leading Life-Science Companies  Potential revenue stream   Upfront payments   R&D fees   Milestone payments   Royalties from sale of end-products  Powered by:

 Aquaculture  Licensing & Collaboration - Current Status  18  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  OTHER INDUSTRIES  PHARMA  AGRICULTURE & FOOD  PHARMA  OTHER INDUSTRIES  Licensing / Subsidiaries  Collaboration  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  Medical Cannabis  Improved crops  Castor oil   Crop protection  Pharmaceuticals  Microbials for crops  Therapeutic microbials

 Agenda  19  Annex I – Financial overview  Annex II – Evogene subsidiaries  Success Stories  Business Model  Summary  About Evogene

 Evogene’s Subsidiary  Mission  Improve food quality, sustainability and agricultural productivitythrough microbiome-based, ag-biological products  20  Ag-biologicals   a rapidly growingmarket  Unique AI tech-platform and data assets  Broad &diversepipeline  8 programs –new product launch expected every 1-2 years  Proprietary tech platform increases probability of success and reduces cost and time-to-market   The ag-biologicals market is expected to grow at a double digit CAGR over the next decade  Strategic partners & investors  2 revenue-generating graduated programs  Powered by

 Evogene’s Subsidiary  Yalos™ - Bio-inoculant for cereal grains*  Sold in USA**& expanding globally  Superior performancevs. alternatives  Consistent performance providing farmers 4:1 ROI   Check  2%  1%  3%  4%  6%  Other Ag-biologicals Control  Yield improvement (%)   5%  * Yalos™ has regulatory approval in the US & Canada for all small grains including wheat, barley, durum, oats, soybeans, canola, and others. Data was gathered in large side-by-side field trials in the US  ** In 2023 Yalos™ was sold for wheat. 2023 trials for barley and durum look promising for potential 2024 expansion  Powered by  21

Evogene's Subsidiary

***MicroBoost AI* tech-engine** directing & accelerating product discovery & optimization

Powered by MicroBoost AI



Computational analysis of DB
Powered by MicroBoost AI
Experimental validation
5% success
- Commercial viability and optimization
- Bacterial computational teaming by function
Powered by MicroBoost AI
Bacterial teams field trials
~100,000 Bacterial strains
1,000 Predicted bacterial strains
50 Validated bacterial strains
10 Predicted teams
Yalos™ INOCULANT

Increase
probability of success

Reduce
time and cost

evogene DECODING BIOLOGY 22

 *  Evogene’s Subsidiary  LAV311 - Bio-pesticide for Fruit rots & Powdery mildew  Licensing agreement with  $5M upfront payment  Future milestone payments  Royalties from future sales  Superior performance compared to competing biological control products, similar results to chemicals  Consistent performance in preventative application over 3 years (validated by Corteva)  * Program consisted of alternating applications between a chemical and LAV311 across the season  Powered by  Untreated   Chemical   Integrated spray programs showed a potential reduction of 3-5 chemical applications* per season  23 lavie bio
better by nature

Evogene's Subsidiary

***MicroBoost AI* tech-engine** directing & accelerating product discovery & optimization

Powered by MicroBoost AI



Computational machine learning
Powered by MicroBoost AI
~100,000 Bacterial strains
400 Bacterial strains
Experimental validation
15% success
60 Bacterial strains
Commercial viability and optimization
Powered by MicroBoost AI
7 Strains
Bacterial strains field trials
LAV311
BIOFUNGICIDE

Increase
probability of success

Reduce
time and cost

evogene DECODING BIOLOGY 24

 Evogene’s Subsidiary  Mission  Provide elite castor seeds to the bio-based industries  25  Castor oil - emerging market   Holistic   ag-solution  3 Commercial revenue generating castor varieties  Proprietary varieties with improved traits suitable for commercial scale cultivation   EVF716, EVF712, EVF701  Proprietary holistic ag-solution: elite varieties, growth protocols, and novel mechanical harvesting and dehulling machines  The global castor oil & oil derivatives market is expected to reach $2.06 billion by 2028*CAGR of 4.9%   Unique tech platform for elite varieties  Strategic alliance  Combining deep scientific know-how, genomic and phenotypic big-data, and computational technology for elite castor variety development  A strategic alliance in the biofuel space with a leading global oil and gas company  Powered by  *https://www.marketreportsworld.com/global-castor-oil-and-derivatives-market-19862171  Biofuel

 Evogene’s Subsidiary  EVF716, EVF712, EVF701   Elite Castor Varieties   26  Powered by  * Variety performance is subjected to weather conditions and to precipitation

 Evogene’s Subsidiary  Castor Seed Sales  27  Powered by  * Variety performance is subjected to weather conditions and to precipitation   $2.2 Million  $9.1 Million

casterra

Evogene's Subsidiary

***GeneRator AI* tech engine** directing & accelerating product discovery & optimization

Powered by GeneRator AI



Breeding programs of varieties suitable for mechanized harvest
Powered by GeneRator AI
High-throughput genetic screening for high yield & oil traits
Powered by GeneRator AI
High-throughput field trials for elite varieties
Pre-commercial field trials for drought tolerance, stable yield; tested in Brazil, ARG & IL
Genetic diversity ~200 * WW germplasm accessions
>10,000 Lines
800 Lines w/ high yield & oil potential
150 Advanced lines
EVF701
EVF712
EVF716

Increase
probability of success

Reduce
time and cost

* Representing 40,000 (200*200) line potential for breeding

evogene

* Variety performance is subjected to weather conditions and to precipitation

DECODING BIOLOGY 28

 Agenda  29  Annex I – Financial overview  Annex II – Evogene subsidiaries  Business Model  Summary  About Evogene  Success Stories

 30  As of Nov 13, 2023  142  Employees  29  %  PhDs  50  %  Women  TheEvogene  Group  (98%*)  (100%*)  (100%*)  (70%*)  (76%*)  *Evogene holdings

Our vision

Revolutionize the development of life-science based products, utilizing cutting edge computational biology technologies

Our unique offering - 3 *AI Tech-Engines to* direct & accelerate product discovery and optimization:

- ***MicroBoost AI***
- ***ChemPass AI***
- ***GeneRator AI***

Tech engine value proposition

- Increase **probability of success**
- Reduce **time**
- Reduce **cost**

Business strategy - Capture the value of our *AI tech-engines* through:

- **Licensing** to 3rd parities (mainly subsidiaries)
- **Collaboration** with world-leading partners

Current subsidiaries

- **Biomica** – Human-microbiome based therapeutics
- **Lavie Bio** – Ag-biologicals
- **AgPlenus** – Ag-chemicals
- **Canonic** - Medical cannabis
- **Casterra** – Castor end-to-end solution

Commercial products developed utilizing Evogene's *AI tech-engines (examples)*

- 3 commercial castor elite varieties by Casterra
- 2 ag-biologicals by Lavie Bio
- Medical cannabis products by Canonic

Vote of confidence

Equity investment in the following subsidiary:

- Lavie Bio – Corteva & ICL
- Biomica – Shanghai Healthcare Capital

evogene DECODING BIOLOGY 31

 THANK You!

 Annex I:Financial Overview     33

 Key Financials:Balance Sheet  Key Points:  Consolidated cash position: ~$37 million as of 30.09.2023  This Consolidated cash position does not include the $2.5 million, which represents the second half of the upfront payment from the licensing agreement of Lavie Bio with Corteva and amount due to the purchase orders received by Casterra in the last few months.   No bank debt  Listed on TASE (2007) and NASDAQ (2016)  34  Thousands of US $  30.09.2023  31.12.2022  Current Assets  40,555  37,751  Long-Term Assets  17,191  18,375  Total Assets  57,746  56,126  Current Liabilities  6,484  5,625  Long-Term Liabilities (inc. $10m convertible SAFE at Lavie Bio)  15,399  15,711  Equity attributable to equity holders of the Company  18,510  27,930  Non-controlling interest   17,353  6,860  Total Liabilities & Shareholders Equity  57,746  56,126  34

 Annex II:Evogene Subsidiaries  35

 *Evogene holdings  **Includes $10M cash investment along with transfer of assets  Microbiome-basedTherapeutics  Immuno-oncology  GI- related disorders  Ag Biologicals  Bio-stimulants  Bio-pesticides  76%*  70%*  Ag Chemicals  Herbicides  Fungicides  Insecticides  Medical Cannabis  High yield & consumer traits  Therapeutic traits – currently inflammation & pain  98%*  100%*  100%*  Evogene Subsidiaries  $10M SAFE investment (Aug 2022)  $27M investment (Aug 2019)**  $20M investmentled by SHC (Apr. 2023)   Castor Cultivation End-to-End Solution  Elite castor varieties  Cultivation protocols  Harvesting and dehulling machinery customized to Casterra’s varieties  36

BIOMICA | Human Microbiome

Powered by MicroBoost AI

Mission:
Discovery and development of novel therapies for microbiome-related human disorders using computational biology

Products & Pipeline

Immuno-oncology program
- Combination therapy for cancer with checkpoint inhibitors
- Phase 1 clinical stage
- Addressable market of $309.7B (by 2030*)

GI related disorders
- Inflammatory Bowel Disorder (IBD) – pre-clinical stage
- Irritable Bowel Syndrome (IBS) – pre-clinical stage
- Addressable market: IBD $27B; IBS $3.3B (by 2026**)

Antimicrobial resistance (AMR)
- Clostridium Difficile Infection (CDI) – discovery stage
- Methicillin-resistant Staphylococcus aureus (MRSA) – discovery stage
- Addressable market: CDI $1.7B (***); MRSA $1.3B (by 2026****)

Expected upcoming value drivers

Immuno-oncology
- Readout & completion of POC from first in-human study; Pre-IND meeting with FDA

IBD
- Clinical batch production of drug candidate for IBD as preparation for Phase 1 clinical trials in USA.

IBS
- Advancement of pre-clinical studies and nomination of bacterial consortium for clinical trial

*https://www.alliedmarketresearch.com/cancer-immunotherapy-market
**https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026, https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc
*** https://www.globaldata.com/media/press-release/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
**** https://www.biospace.com/article/releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-surpass-us-1-3-billion-by-2026/

evogene DECODING BIOLOGY 37

 38  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome  Powered by

lavie bio | Ag-Biologicals

Powered by MicroBoost AI

Mission:
Improve food quality, sustainability & agriculture productivity through microbiome based ag-biologicals technology & products

Products & Pipeline (examples)

Bio-stimulants

- *Yalos™* – primarily spring wheat: commercial stage; addressable USA & Canada markets ~25M acres*
- Bio-stimulants #2 – primarily soy: pre-development stage; addressable market ~90M acres*

Bio-pesticides

- Fruit rots – primarily grapes: pre-commercial; addressable market >$1B**
- Downy Mildew – fruits and vegetables; development stage 1; addressable market >$500M**
- Seedling disease – corn and soy: pre-development; addressable market >$500M**

Expected upcoming value drivers

Bio-stimulants

- *Yalos™* – distribution licensing agreements and sales expansion in USA & Canada. Expansion to additional crops and an additional territory in 2025

Bio-pesticides:

- US regulatory approval for bio-fungicide candidate for fruit rots (LAV311) – expected by 2024
- Submission for Lavie Bio's bio-fungicide candidate for downy mildew (LAV321) to the US EPA for regulatory approval – expected by 2025
- Co-development and licensing agreement for an additional bio-pesticide program with a large multinational company – expected by 2025

*https://www.fao.org/faostat/en/#home; https://www.nass.usda.gov/Charts_and_Maps/Crops_County/; https://data.oecd.org/agroutput/crop-production.htm
**Company estimation

evogene DECODING BIOLOGY 39

 40  | Ag-Biologicals  Example of treatment against Botrytis Cinerea vs untreated control in vines  Lavie Bio’s wheat field in the USA during harvest – Sales initiated in 2022  Example Results:   - Yalos™ inoculant for spring wheat  - LAV 311 bio-fungicide candidates for fruit rot  LAV311  Powered by  License for LAV 311 & LAV 312 bio-fungicide candidates  $5M initial payment  Additional future milestone payments & royalties

agPlenus | Ag-Chemicals

Powered by ChemPass AI

Mission:

Design next-generation, effective, and sustainable crop protection products by leveraging predictive chemistry and biology

Products & Pipeline

Herbicides

- Novel Mode-of-Action selective herbicide
- Herbicides addressable market – $48.9B (2027)*

Fungicides

- Novel Mode-of-Action wheat blotch fungicide
- Fungicides addressable market – $25.81B**

Insecticides

- Novel Site-of-Action resistance breaking piercing/sucking insecticide
- Insecticides addressable market – $22B (2030)***

Expected upcoming value drivers

Herbicides

- Milestone achievement of the ongoing collaboration with Corteva
- Engage in a new additional strategic collaboration

Fungicides

- Nominate new Mode-of-Action protein targets
- Initial greenhouse readouts of designed compounds on the defined fungi targets

Platform

- Verification of computational tool for selection of novel Mode-of-Action protein targets
- POC for the computational tool for novel molecule design

** https://www.statista.com/statistics/1350387/herbicides-market-size-globally/*
*** https://www.fortunebusinessinsights.com/fungicides-market-103267*
**** https://straitsresearch.com/report/insecticides-market*

evogene DECODING BIOLOGY 41

 42  Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  | Ag-Chemicals  Greenhouse testing of APH1 – Conferring resistance by modifying tobacco   (weed)  Example Results:   New MoA Herbicide – APH1  Powered by

casterra | Biobased Materials

Powered by GeneRator AI

Mission:
Leading the castor oil market with an integrated solution for industrialized cultivation of castor in support of the biobased materials industry

Product & Pipeline

Elite castor seed varieties

- *'EVF'* series - castor seed suitable for various environmental and climatic conditions
- Estimated addressable castor oil market $1.21B (2021) and is expected to expand at CAGR of 5.8% from 2022 to 2030*
- Main target markets:
  - **Bio-polymers** – driven by the need for quality and consistent inputs
  - **Bio-fuel** – driven by environmental & regulatory trends in EU

Agro-technical support

- Cultivation protocols to maximize the results of the elite seeds

Dedicated machinery

- Best-in-class harvesting header, developed with Fantini Srl., Italy
- Casterra proprietary patented dehulling machine

* https://www.grandviewresearch.com/industry-analysis/castor-oil-derivatives-industry

Expected upcoming value drivers

Seeds development

- **Production** – extending production outreach in the target markets: Africa (Zambia & Kenya), Latin America (Brazil) with few hundred tons a year as of 2024
- **R&D** – development of new seed traits matching industry needs (e.g., Ricin free, low viscosity) using advanced technologies: CRISPR, genetic markers

Territorial expansion

- **Africa** - engaging with bio-fuel strategic industry leaders to increase our sales and sector footprint
- **Latin America** – addressing the bio-polymer industry's interest in broad, consistent and high-quality castor oil supply in Latin America

Strategic alliance

- A strategic alliance with a leading global biofuel company, leveraging Casterra's holistic industrial solution evogene DECODING BIOLOGY 43

44  High Yield & Oil Castor Seeds  Dedicated machinery   | Biobased Materials  Powered by  Mechanical Harvest  Proprietary dehulling machine  Castor growth protocol  Elite castor seed varieties – The ‘EVF’ series   EVF701  EVF716  EVF712